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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



Discovery Biotech Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

3430 South Service Rd, Burlington, Ontario, L7N 3T9 (800) 847-5113
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Glenn P. Hannemann, 24 Brena, Irvine, CA 92620 (714) 544-1912
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3845	03-0512090
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12-month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Orest Lozynsky, Chairman

248 Dolphin Court, Oakville, Ontario, Canada

(b) the issuer's officers;

Orest Lozynsky, Chairman/C.E.O.

248 Dolphin Court, Oakville, Ontario, Canada

Bernard Sussman, President/C.O.O.

3430 South Service Road, Burlington, Ontario, Canada

Negotiations are pending. To be supplied by amendment.

3430 South Service Road, Burlington, Ontario, Canada

P. Daniel Bagi, Vice President

3430 South Service Road, Burlington, Ontario, Canada

Robert Vandenberg, C.O.O.

3430 South Service Road, Burlington, Ontario, Canada

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Oakhill Holdings, Inc.

144 Chancory Lane, Christ Church, Barbados

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Orest Lozynsky, 248 Dolphin Court, Oakville, Ontario, Canada

Robert Vandenberg, 214, Chelpenham Road, Burlington, Ontario, Canada

promoters of the issuer;

Not Applicable

(f) affiliates of the issuer;

Not Applicable

(g) counsel to the issuer with respect to the proposed offering;

Glenn P. Hannemann, Esq.

24 Brena, Irvine, CA 92620

(h) each underwriter with respect to the proposed offering;

Self Underwritten

(i) the underwriter's directors;

Not Applicable

(j) the underwriter's officers;

Not Applicable

(k) the underwriter's general partners; and

Not Applicable

(l) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

Not Applicable

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities are to be offered for the direct benefit of the issuer in New York, Florida, California, and Illinois.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

See (a) above.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

The company has not issued or sold any unregistered securities in the United States in the last twelve months.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None contemplated.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

To be supplied by amendment.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

Discovery Biotech, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered:

Common Stock

Maximum number of securities offered:

400,000 Shares

Minimum number of securities offered:

0 (zero) Shares

Price per security: $12.50

Total proceeds: If maximum sold: $5,000,000.00 If minimum sold: $0

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? Not at this time

Is there other compensation to selling agent(s)? N/A [ ] Yes [ ] No

Is there a finder's fee or similar payment to any person? [X] Yes [] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

None to date.

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 57 pages.

THE COMPANY

1. Exact corporate name: Discovery Biotech, Inc.

   State and date of incorporation: Delaware, August 26, 1999

   Street address of principal office: 3430 South Service Road, Burlington, Ontario, Canada

   Company Telephone Number: (800) 847-5113

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering: Orest Lozynsky

   Telephone Number (if different from above): same as above

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) The failure of clinical trials necessary to obtain FDA approval of the Breastscan procedure and, accordingly, the commercial validation of the procedure.

   ---

   (2) The failure to gain acceptance of the healthcare/insurance system to cover the cost of the Breastscan screening device.

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   (3) The Company is a development stage company with no proven market for its Breastscan procedure, though management believes that upon approval for sale, a strong market will immediately develop.

   ---

   (4) The offering price of the Shares has been arbitrarily determined and bears no relation to the earnings of the Company in that the Company has had no profitable operations in recent periods. There has been no active trading market for the Shares and none is expected to develop.

   ---

   (5) The Company can give absolutely no assurance that the device will be approved by the

FDA. If the device is not approved, the device cannot be sold in the US market.

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(6) The Company can give absolutely no assurance that the device will be approved by Health Canada. If the devise is not approved, the device cannot be sold in the US market.

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(7) The Company currently does not have sufficient funds to conduct clinical trials on any level and there is no assurance that the Company will raise sufficient funds to do so.

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(8) In the event the device is approved by Health Canada, the Company can give no assurance that the procedure will be paid for by OHIP and other insurance carriers making the product difficult to deliver to clinics in Canada.

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(9) In the event the device is approved by the FDA, the Company can give no assurance that the procedure will be covered by Medicare/Medicaid and other medical insurance carriers making the product difficult to deliver to clinics in the United States.

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(10) The Company is limited in its ability to market the product in North America. If the Company cannot get regulatory approval in the United States or Canada, the Company will be unable to market the product to any other region.

---

(11) The Company does not currently own the license or the patent to the technology for the BreastScan Device. If the Company does not complete payment for the device, it will lose it's license and it's ability to acquire the patent.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

[Remainder of page intentionally left blank.]

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company

Based in Burlington, Ontario, Discovery Biotech, Inc. began operations in 2001 in order to obtain the North American license to exploit a revolutionary breast-cancer scanning technology, Breastscan that has the established potential to detect breast cancer at a much earlier state in the development of the disease than is currently possible. The Company is currently undertaking a "Proof of Concept" following which it will carry out clinical trials during 2003/4 that are required for submission to the medical regulatory bodies in Canada and the United States.

Background

Breast Cancer

In the United States, breast cancer claims some 40,000 lives per year, second only to lung cancer. Without any known prevention or cure, breast cancer has killed more than 2,000,000 women worldwide during the past decade. Literally dozens of varieties of breast cancer are now recognized, from non-invasive ductal carcinoma in-situ (DCIS), to very aggressive invasive cancers. Breast cancer begins when a gene within a cell mistakenly allows, or directs, that cell to behave/grow abnormally. This physiological abnormality of steadily multiplying "renegade" cells continues for a period usually of 7 to 10 years until their number is large enough to form an anatomical abnormality, i.e., a lump, or "tumor." While there is no cure for breast cancer, there is treatment, and the success of such treatment will generally depend greatly on how early the disease is detected.

Detection – Diagnosis

In an attempt to detect breast cancer as early as possible, three anatomical screens have been increasingly used over the past 20-30 years: Clinical Breast Exam – CBE – which is a methodical annual inspection by a doctor, nurse, or other trained healthcare professional to see if there is a palpable lump in the breast; Breast Self Exam – BSE – a monthly self exam by the women to also see if there is a palpable lump in the breast, and; the x-ray mammogram, (recommended annually for women over 40 in the United States) which seeks to identify a lump by the degree to which it contrasts with surrounding normal tissue on an x-ray film. Unfortunately, these screens/scans only detect the anatomical abnormality that is formed some 7 to 10 years after the physiological abnormality began. In short, state-of-the-art screening capability up until now has had to be content with defining "early detection" as simply being early enough to find a small lump rather than a large one. Small tumors that can now be detected by feel or by anatomical scans such as X-ray Mammograms, Ultrasound, MRI, etc., have already been growing for years.

perhaps as long as a decade or more.

Diagnosis – The Biopsy

When an anatomical abnormality, i.e., a tumor, is detected by one of the above methods, diagnosis begins. Initially, more detailed "diagnostic" mammograms and/or other scans such as Ultrasound or MRI may be carried out to better define the size, shape, and location of the tumor. Ultimately, a biopsy (sampling of suspect tissue) will be taken for morphological examination in the laboratory where only here, under the microscope, can it be confirmed as malignant or benign. Some 1.2 million breast biopsies costing nearly US$3 billion are performed each year in the United States, most of which are prompted by mammogram results. No less than 80% of these invasive, painful, expensive and anxiety-ridden procedures turn out to be negative, i.e., unnecessary. These unnecessary biopsies caused by false positive screening results cost the healthcare system more than $2 billion annually. An international controversy concerning the inaccuracies, the risks of cumulative doses of ionizing radiation, and the anxiety caused by false-positive mammogram readings (not to mention the false negatives) has raged for years.

The Company's Technology

Dubbed Breastscan, Discovery Biotech's technology is a physiologically related scanning technology that may offer the potential for routine screening to reliably detect physiological abnormalities in the breast, including all cancers, far in advance of conventional screening. To be used in conjunction with x-ray mammography, the planed introduction of Breastscan represents the opportunity to dramatically reduce the number of invasive biopsies that are performed as a result of false positives. The Breastscan procedure entails no radiation, no pain or physical discomfort, and no long wait for results.

The non-invasive Breastscan accurately measures temperature/electromagnetic energy at depth throughout the breast via naturally emitted microwaves and plots the readings on a graph that highlights any anomalies or differentials. Such anomalies, or "hot spots," are believed to be telltale signatures of physiological abnormalities. In addition to offering the prospect of truly early detection, evidence to date indicates that Breastscan's thermal radiometry also offers the potential to differentiate between benign and malignant tumors, and between slow-growth and fast-growth cancers in advance of other diagnostic scans.

Lack of United States Regulatory Approval

The Breastscan is not currently available for commercial distribution in the United States. Before the Company will be able to market its product in the United States, it will require marketing approval from the FDA and compliance with Medical Device regulations. The level of regulatory hurdle and subsequent path to approval has not yet been established.

The Company is currently in the early stage of the approval process and is communicating with the FDA to establish the level of risk and determine the appropriate approval path. The Company will be required to comply with FDA Quality Systems Regulations (QSRs) and other applicable U.S. government regulations. The Company will perform clinical trials to obtain scientifically sound data to support FDA approval and credibility with the medical/scientific community. The Company believes that the Breastscan is a non-significant risk device and accordingly believes that it will be classified by the agency such that pre-market notification 510(k) can be made arguing substantial equivalence and/or commitment to comply with consensus standards.

The Company has filed establishment registration information and will list its device(s) at the appropriate time. The Company has registered as an Initial Importer but ultimately plans to manufacture the Breastscan itself in the United States.

There can be no assurance that the Breastscan will receive FDA approval. There is no assurance that the Company's product(s) will prove to be safe and effective, will be approved by appropriate regulatory authorities or be approved for reimbursement by healthcare payors, will be capable of being manufactured in commercial quantities at acceptable costs or will be successfully marketed. If the Breastscan does not prove to be safe and effective in clinical trials to the satisfaction of the FDA and other regulatory authorities or if the Company is otherwise unable to commercialize the Breastscan successfully, the Company's business, financial condition and results of operations will be materially adversely effected.

The Market

Approximately 44 million x-ray mammography procedures and 1.2 million breast biopsies were performed in the United States alone last year in the primary (post menopausal) target market at a total cost to the healthcare system of some US$6 billion. For all of North America, and including the large incremental market of pre-menopausal women, for whom x-rays are largely ineffective, the breast cancer screening/diagnostics market is estimated to approach US$8 billion.

Commercialization

Given the potential of Breastscan to dramatically improve the breast-cancer Detection-Diagnosis-Treatment paradigm, we believe that successful and rapid commercialization of the device as a revolutionary adjunctive screening modality will be a possible if the device is approved for sale. The potential savings of more than $1 billion in costs to the healthcare system by reducing the number of unnecessary biopsies is certainly attractive. Much more significant, of course, is the potential to save billions in treatment costs, and the opportunity to significantly lower the anxiety, pain and suffering, and the mortality rate associated with breast cancer.

The Company intends to out-source the Breastscan screening devices and to that end had had discussions with numerous interested medical device manufacturers who will no doubt be prepared to fill the need as it emerges if the device is approved for sale.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

See Response to 3(a) above.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

See Response to 3(a) above.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

See Response to 3(a) above.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12/31/02 $0
(a recent date)

As of 12/31/01 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Forty (40) to forty-eight (48), most of which will be administrative and none of whom are subject to a collective bargaining agreement.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently leases its operational facilities at 3430 South Service Road, Burlington, Ontario, Canada under a commercial lease of five (5) years which it anticipates to be adequate for that period.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The company's operations completely depend on the acquisition of licensing to sell the product in North America. Upon paying for the license, the company will be able to aquire the North American patent rights as well. The company must pay a total of Three Million Two Hundred and Fifty Thousand Dollars ($3,250,000) for these rights. The company has paid approximately Two Million ($2,000,000) to date.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Breastscan device does require FDA approval as well as approval from Health Canada. There can be no assurance that the device may be approved by either regulating body.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was founded in Delaware, as Intratech Corp. on August 26, 1999, and did not conduct any business operations. The Company merged with Discovery Biotech Inc, an Ontario corporation on January 1st, 2003 and subsequently changed its name to Discovery Biotech Inc. The Company has assumed the operations of the acquired company.

The management does not anticipate any mergers, acquisitions, or spin-offs in the next twelve-month period. Management believes that there is a potential for a recapitalization of the company in the event it is unable to raise sufficient funds to complete its business plan.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1)	Proof of Concept	Clinical Trials	Three (3) months
(2)	Clinical Trials	Medical trials	Twenty four (24) months
(3)	Secondary equity offering	Public offering	Eighteen (18) months
(4)	Commercialization	Market surveys/establishment of strategic alliances	Twenty Four (24) months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

If the Company cannot get regulatory approval for the sale of the BreastScan, the Company will be unable to commercialize. In this event, the Company's financial condition would be adversely affected.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Please note that financial statements are to be filed by amendment and responses to 5, 6 and 7 will be supplied at that time.

   ($____ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = \underline{\hspace{6cm}}$$

(price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $______________ ($______________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   The company has not issued or sold securities in the United States within the last 12 month period.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: __3.8__ %

   If the minimum is sold: ___0___ %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: __$132,500,000____ *

If the minimum is sold: _$127,500,000_____ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	If Maximum Sold Amount %
Total Proceeds	$0	$5,000,000
Less: Offering Expenses	100%	100%
Legal & Accounting	$50,000	$50,000
Copying & Advertising	$100,000	$100,000
Other (Specify):		
Commissions	$0	$500,000
Net Proceeds from Offering	$(150,000)	$4,350,000
Use of Net Proceeds		
Operating Capital	$0	$4,350,000
Total Use of Net Proceeds	$(150,000)	$4,350,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The company will use the funds raised in order of the following priorities.

1. Commissions

2. Filing Fees

3. Legal and Accounting Fees

4. Printing Fees

5. Operating Capital

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

None

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The Company intends to use some of the proceeds to complete its payment of the North American License and Patent rights. The total value of these rights is $3,250,000.00, of which $1,500,000 is still outstanding as of this date.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

    None anticipated. There are no unsatisfied judgments, liens or settlement obligations nor significant trade payables.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

    Maximum offering proceeds are anticipated to be adequate.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

The following information is to be derived from the financial statements to be supplied by amendment.

	Amount Outstanding		
	As of:	**As Adjusted**	
	/ / (date)	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$_________	$_________	$_________
Long-term debt (average interest rate ___%)	$_________	$_________	$_________
Total debt	$_________	$_________	$_________
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
____________________	$_________	$_________	$_________
____________________	_________	_________	_________
Common stock — par or stated value	$_________	$_________	$_________
Additional paid in capital	$_________	$_________	$_________
Retained earnings (deficit)	$_________	$_________	$_________
Total stockholders equity (deficit)	$_________	$_________	$_________
Total Capitalization	$	$	$

Number of preferred shares authorized to be outstanding:

None

Number of Class of Preferred	Par Value Shares Authorized	Per Share
________	________	$______
________	________	______
________	________	______

Number of common shares authorized: _______ shares. Par or stated value per share, if any: $_______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:______________________________

15. These securities have:

Yes No

[X] [ ] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ____________________

Explain: N/A

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? N/A
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? N/A
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Describe: ______________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A

How much indebtedness is junior (subordinated) to the securities? N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year

		Pro Forma	
	Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges" =	________	________	________
If no earnings	________	________	________

show "Fixed
Charges" only

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [X] Yes [ ] No

Are securities callable? [ ] Yes [X] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered. N/A

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A Self underwritten

Name:	______________	Name:	______________
Address:	______________	Address:	______________
	______________		______________
Telephone	(___)______________	Telephone	(___)______________

No.:		No.:	

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

    The company shall pay up to 10 (ten) percent of the total funds raised by way of placement fees or commissions. There are currently no formal agreements for the placement of the offering. The company anticipates offering indemnification to the selling agents or finders.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities. N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Orest Lozynsky	Name:	Robert Vanderberg
Address:	3430 South Service Road Burlington, Ontario, Canada L7N 3T9	Address:	3430 South Service Road Burlington, Ontario, Canada L7N 3T9
Telephone No.:	(800) 847-5113	Telephone No.:	(800) 847-5113

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: Restrictions imposed under Rule 144 of varying duration.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: None

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Chairman

Name: Orest Lozynsky Age: 53

Office Street Address:
3430 South Service Road Burlington, Ontario Telephone No.: (800) 847-5113

Mr. Orest Lozynsky – Chairman and Chief Executive Officer: During his 25 years in the finance industry, Mr. Lozynsky has gained valuable experience in identifying technologies and businesses with extraordinary market potential and a high barrier to competition. He has assembled strong management teams and raised the capital necessary to advance the business plan to fruition. Mr. Lozynsky began his career with the James Richardson & Sons organization and subsequently joined several investment banking firms prior to organizing the DBI team.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. President: Title: President

Name: Bernard Sussman Age: 62

Office Street Address:
3430 South Service Road, Burlington, Ontario Telephone No.: (800) 847-5113

Mr. Bernard Sussman - President: Mr. Sussman's career in the medical imaging/diagnostics field began in 1969 when he joined the General Electric Company in the marketing and sales of a variety of diagnostic imaging, radiation therapy, and nuclear medicine equipment. He subsequently went on to successfully fulfill a number of executive management positions in the areas of sales, marketing, clinical trials and new product introductions, all within the medical imaging and leading-edge medical devices fields. Mr. Sussman's experience in clinical trials & protocols, coupled with his numerous admirable successes in the marketing of new diagnostic devices, will greatly strengthen the Company's management team.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

31. Chief Financial Officer: Title: Chief Financial Officer

Name: TBA Age:

Office Street Address:
3430 South Service Road, Burlington, Ontario Telephone No.: (800) 847-5113

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

32. Other Key Personnel:

(A) Name: Robert Vandenberg Age: 45

Title: Chief Operating Officer

Office Street Address:
3430 South Service Road, Burlington, Ontario Telephone No.: (800) 847-5113

Mr. Bob Vandenberg – Vice President, Operations: Mr. Vandenberg has assisted a number of Fortune 500 companies in setting and maintaining standards that led to enhanced corporate growth and profitability. He brings more than 15 years of experience in dealing with federal agencies in both Canada and the United States. Mr. Vandenberg has worked closely with businesses in the Technology and Healthcare sectors developing a network that will be incorporated into the deployment of the *BreastScan* screening device.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

(B) Name: P. Daniel Bagi Age: 49

Title: Vice President, Medical and Clinical Affairs

Office Street Address:
3430 South Service Road, Burlington, Ontario Telephone No.: (_800)_847-5113____

Dr P. Daniel Bagi – Vice President, Medical and Clinical Affairs: Dr. Bagi has held senior positions and been involved in clinical trials of cancer technologies, for such biotechnology companies as Lorus Therapeutics and IGT Pharma during more than a decade in the biotech industry. He has also provided biotechnology-consulting services to a number of investment brokerage companies in recent years Dr. Bagi received his Doctor of Medicine from the University of Monterrey, Mexico in 1989. And received his US Medical certification in 1991.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: One. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Annual Vote

34. Information concerning outside or other Directors (i.e. those not described above):

Not Applicable

(A) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: ______________________________ Telephone No.: (___)__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: ______________________________ Telephone No.: (___)__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: ________

Title: ____

Office Street Address: ______________________________ Telephone No.: (___)____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The company currently has one key employee with a loan out agreement for a period of no less than three years.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

None

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

There are currently no officers or directors that own 10% or more of the Company's common stock. The Company has no preffered stock presently.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: ______________					
________	________	________	________	________	________
________	________	________	________	________	________

Office Street Address:

____

____

____

Telephone No. (___)_____-_________

Principal occupation: ________________________________

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: ____________ shares (______ % of total outstanding)

After offering:

a) Assuming minimum securities sold: _______ shares (______ % of total outstanding)

b) Assuming maximum securities sold: _______ shares (______ % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Management is unaware of any relationship by blood or marriage amongst themselves.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

None made and none intended.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$80,000	$0
Chief Operating Officer	$50,000	$0
Chief Accounting Officer	N/A	$0
Key Personnel: VP Medical Affairs	$40,000	$0
Others:		
Total:	$170,000	$0
Directors as a group (number of persons) One Director	$0	$0

Note: All officers were paid in Canadian Dollars. All above payments are converted at a rate of $1.50 CAD being equal to $1.00 USD. The sole director was remunerated as an officer and therefore was not paid for work performed as a director.

(b) If remuneration is expected to change or has been unpaid in prior years.

The remuneration of officers and directors shall change to the following format for fiscal year end 2003.

President	$250,000 USD
CEO	$180,000 USD
COO	$120,000 USD
CFO	$120,000 USD
VP	$120,000 USD

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

    There are currently no previous, pending or threatened litigation or administrative action against the company. There are no previous, pending or threatened litigation against the Company's Officers or Directors that may have any material impact against the Company's business, financial condition or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    N/A

    Name of Tax Advisor: ____
    Address: ____
    Telephone No. (____)____-____________

    Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

    Part F/S to be supplied by amendment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    No operations have been conducted but are anticipated to commence shortly. (See "Business and Operations")

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately N/A %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0 %. Explain the nature of these sales, including any anticipated changes:

* * * * * * * * * * *

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any

interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS
(To be supplied by amendment.)

Exhibit No.	Description
4	Subscription Agreement
6(c)	Employment Agreements
7	Russian Patent No. _______
11	Opinions of Counsel re Legality of Shares
12	Sales Material

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which

is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

N/A

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete

and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ______________________________

Date
____/____/____

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Province of Ontario, Canada, on April 10, 2003.

(Issuer): Discovery Biotech, Inc.

By (Signature and Title): /s/ Orest Lozynsky, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________________

(Title) ______________________________

(Selling security holder) ______________________________

(Date) ______________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

http://www.sec.gov/divisions/corpfin/forms/1-a.htm
Last update: 12/10/2001